UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

REMOTE VOTING INSTRUMENT

Annual General Meeting (AGM) – SENDAS DISTRIBUIDORA S.A. to be held on 04/25/2025

Shareholder's Name
Shareholder's National Registry of Legal Entities (“CNPJ”)
E-mail

Instructions on how to cast your vote

If the shareholder chooses to exercise your remote voting right, under articles 26 and the following articles of the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), the shareholder shall complete the Remote Voting Instrument, which will only be regarded as valid and the votes cast here will be considered in the quorum of the Annual General Meeting (“AGM”) of Sendas Distribuidora S.A. (“Company”), called to be held exclusively digitally on April 25, 2025, at 11:00, pursuant to article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of the CVM Resolution 81, through the digital platform Ten Meetings (“Digital Platform”), if the following instructions are observed:

(i) all the fields must be duly completed;

(ii) all the pages must be initialed by the shareholder (or by his/her/its legal representative, as the case may be); and

(iii) the last page shall be signed by the shareholder (or by his/her/its legal representative, as the case may be), without the need for notarization of the signature. For this AGM, the Company will accept the Remote Voting Instrument signed electronically, preferably using the ICP-Brazil certification.

If the shareholder wishes to exercise the remote voting right, it is essential that the fields above are filled in with (i) the shareholder’s name or corporate name, as the case may be; (ii) Brazilian taxpayer number (CNPJ or CPF, as the case may be); and (iii) an email address for eventual contact required.

Kindly note that the Management Proposal mentioned in this Remote Voting Instrument is available to shareholders at the Company’s headquarters, as well as on the Company’s Investor Relations site (www.ri.assai.com.br) and on Brazilian Securities and Exchange Commission site (www.gov.br/cvm) and B3’s (www.b3.com.br).

Instructions for sending the instrument, indicating the delivery process by sending it directly to the Company or through the bookkeeping agent or custody agent

The shareholder that chooses to exercise its remote voting rights by means of this Remote Voting Instrument must complete, according to the abovementioned guidance, and send it: (i) to the Company, exclusively through the Digital Platform; (ii) to the BTG Pactual Serviços Financeiros S.A. DTVM (“BTG”), the Company’s bookkeeping agent; (iii) to the central depository in which the Company's shares are deposited; or (iv) to their respective custody agent (as applicable), observing the following instructions:

I. Sending of this instrument directly to the Company: Pursuant to article 27, paragraph 7 of RCVM81, in case the shareholder chooses to send the Remote Voting Instrument directly to the Company, he/she/it must do it exclusively through the Digital Platform, filling in the BVD digitally, after registering, in accordance with the guidelines of the Company's Management Proposal: https://assembleia.ten.com.br/659919565, jointly with a copy of: (a) for individuals: Individual Taxpayers’ Register (“CPF”) and identification document with a photo of the shareholder; (b) for legal entities: (i) consolidated articles of incorporation or bylaws and any other corporate documents proving the legal representation of the shareholder; and (ii) CPF and identification document with a photo of the legal representative; (c) for investment funds: (i) consolidated regulations of the investment fund; (ii) articles of incorporation or bylaws of its administrator or manager, as applicable, in accordance with the fund’s voting policy, and corporate documents proving the representation powers; and (iii) CPF and identification document with a photo of the legal representative.

If any of the shareholders indicated in the items (a) to (c) above may be represented by a proxy, in addition to the respective documents indicated above, the shareholder shall also submit (i) a power of attorney with specific powers for representation at the AGM; (ii) CPF and identification documents with a photo of the proxy, as well as, in the case of a legal entity or fund, copies of the identification document and minutes of election of the legal representative(s) who signed the power of attorney, proving the representation powers.

For this AGM, the Company will accept powers of attorney granted by shareholders through electronic means, preferably signed using the ICP-Brazil certification.

In order to ensure the participation of shareholders, the Company will not require certified copies or notarization, legalization/apostille, or registration with the Registry of Deeds of documents issued and signed in Brazilian territory or for those signed outside the country.

Furthermore, the Company will not require sworn translation of documents that were originally drafted in Portuguese, English, or Spanish, or those accompanied by their respective translation in these same languages. Sworn translations will be required in all other cases. The following identification documents will be accepted, provided they have a photo and are valid: RG (identity card), RNE (foreigner's identification card) or RNM, CNH (driver’s license), passport, or officially recognized professional association cards.

If this Remote Voting Instrument is eventually sent directly to the Company, and it is not fully completed or not accompanied by the supporting documents described above, it will be disregarded and the shareholder will be informed through the email address indicated in this Remote Voting Instrument.

The Company does not have an electronic system for receiving Remote Voting Instruments (except for the receipt by email).

II. Sending of this Instrument to the Central Depositary, the Custodian Agent or the Company´s Bookkeeping Agent: Shareholders who hold shares issued by the Company deposited with a central depository may transmit voting instructions for completion of the Remote Voting Instrument through the central depositary or their respective custody agents, if they provide such service. Shareholders who do not have their shares deposited with a central depository may transmit voting instructions to the bookkeeping agent of the Company, BTG, through the channels made available by them. The submission of the Remote Voting Instrument will be subject to the rules, instructions, and deadlines established by each custody agent or by BTG. For this purpose, the shareholder must contact them and verify the procedures, documents, and information established by them for issuing voting instructions through the Remote Voting Instrument.

In all cases, for the Remote Voting Instrument to have effect, the date of 04/21/2025 (4 days before the date of the AGM) will be the last day for its RECEIPT in one of the means listed above and not the last day for it to be sent. If the Remote Voting Instrument is received after 04/21/2025, the votes will not be considered.

Also, under the terms of article 46 of RCVM81, the Company will inform the shareholder, within 3 days from the date of receipt of this Remote Voting Instrument and the respective required documentation, whether the documents received are sufficient or not for the vote to be considered valid.

The Company clarifies that in the event of conflicts between (i) the Remote Voting Instrument received directly by the Company or by the central depositary and the voting instruction contained in BTG’s analytical map for the same shareholder, the BTG’s voting instruction shall prevail; and (ii) the Remote Voting Instrument received directly by the Company and the voting instruction contained in central depositary’s analytical map for the same shareholder, the central depositary’s voting instruction shall prevail.

Shareholders may transmit their votes directly through the electronic system made available by B3, in the Investor Area (available at https://www.investidor.b3.com.br/), in the “Services” section, by clicking on “Open Meetings”.

Postal and email address to send the remote voting instrument, if the shareholder chooses to deliver the document directly to the Company

If the shareholder chooses to send the Remote Voting Instrument directly to the Company, he/she/it shall fill it out exclusively digitally on the Digital Platform, after registering, in accordance with the guidelines contained in the Company’s Management Proposal: https://assembleia.ten.com.br/659919565, respecting the deadlines and documents listed above.

Indication of the institution hired by the company to provide the service of securities bookkeeping, with name, physical and electronic address, contact person and phone number

The institution in charge of the provision of book-entry services for the securities of the Company is BTG Pactual Serviços Financeiros S.A. DTVM. For further information and instructions on sending the Remote Voting Instrument to the bookkeeper agent, please contact through the communication channels:

BTG Pactual Serviços Financeiros S.A. DTVM. Address: Praia de Botafogo, n.º 501, 5º andar (parte), Torre Corcovado, Botafogo, Zip Code: 22250-040, City of Rio de Janeiro, State of Rio de Janeiro.

Email: escrituracao.acao@btgpactual.com

Phone number: 11 3383-1132

Business hours: working days, from 9:00 AM to 6:00 PM

Contact: Services to shareholders.

Resolutions concerning the Annual General Meeting (AGM)

[Eligible tickers in this resolution: ASAI3]

1. Examination, discussion and voting on the Company’s Financial Statements containing the Explanatory Notes, accompanied by the Management Report and the respective Management Accounts, the Independent Auditors’ Report and Opinion, the Fiscal Council’s Opinion and the Summary Annual Report and Opinion of the Statutory Audit Committee, for the fiscal year ending December 31, 2024.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: ASAI3] 2. Allocation of net income for the fiscal year ending December 31, 2024, in accordance with Management’s Proposal. [ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: ASAI3]

3. To establish the number of members of the Company’s Board of Directors to be elected for the next term of office, at seven (7) members, being six (6) Independent Directors, in accordance with Management’s Proposal.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: ASAI3]

4. Do you wish to request the multiple voting for the election of the members of the Board of Directors, pursuant to art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: ASAI3]

Election of the members of the Company’s Board of Directors by single group of candidates

Management’s proposed slate:

Belmiro de Figueiredo Gomes (effective director)

Enéas Cesar Pestana Neto (independent effective director)

José Roberto Meister Müssnich (independent effective director)

Julio Cesar de Queiroz Campos (independent effective director)

Leila Abraham Loria (independent effective director)

Miguel Maia Mickelberg (independente effective director)

Oscar de Paula Bernardes Neto (independent effective director)

5. Appointment of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place) – Management’s proposed slate

[ ] Approve [ ] Reject [ ] Abstain

6. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?

[ ] Yes [ ] No [ ] Abstain

7. In case of a multiple voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the multiple voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting]

[ ] Approve [ ] Reject [ ] Abstain

8. View of all the candidates that compose the slate to indicate the multiple voting distribution. [In case the shareholder answered “no” regarding the previous question]

Belmiro de Figueiredo Gomes (effective director) [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Enéas Cesar Pestana Neto (independent effective director) [ ] Approve [ ] Reject [ ] Abstain / [ ] %

José Roberto Meister Müssnich (independent effective director) [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Julio Cesar de Queiroz Campos (independent effective director) [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Leila Abraham Loria (independent effective director) [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Miguel Maia Mickelberg (independent effective director) [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Oscar de Paula Bernardes Neto (independent effective director) [ ] Approve [ ] Reject [ ] Abstain / [ ] %

[Eligible tickers in this resolution: ASAI3]

Election of the chairman of the Company’s Board of Directors – Limit of vacancies to be filled: 1

9. Appointment of candidates for chairman of the Board of Directors.

Oscar de Paula Bernardes Neto

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: ASAI3]

Election of the vice-chairman of the Company’s Board of Directors – Limit of vacancies to be filled: 1

10. Appointment of candidates for vice-chairman of the Board of Directors.

José Roberto Meister Müssnich

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: ASAI3]

11. Establish the annual global compensation of the Company’s management for the 2025 fiscal year, in accordance with the Management’s Proposal, in the total amount of BRL 58,894,607.00, being up to BRL 47,542,424.00 for the Board of Officers, up to BRL 10,690,470.00 for the Board of Directors and up to BRL 661,713.00 for the Fiscal Council.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: ASAI3]

12. Do you wish to request the installation of a Fiscal Council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council) [the votes indicated in this field will be void if, at the time of the AGM, there are no candidates for the fiscal council]

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: ASAI3]

13. In case the Fiscal Council is installed, to establish the number of three (3) effective members and three (3) alternate members to the Fiscal Council.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: ASAI3]

14. In case the Fiscal Council is installed, ellect all the names that compose the slate recommended by the management.

Artemio Bertholini (effective) / Márcio Marcelo Belli (alternate)

Adriano Cives Seabra (effective) / Marco Antonio Mayer Foletto (alternate)

Leda Maria Deiro Hahn (effective) / René de Medeiros Ribeiro Martins (alternate)

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: ASAI3]

15. In case the Fiscal Council is installed and one of the candidates on the slate ceases to be part of it to accommodate the separate election referred to in Articles 161, paragraph 4, and 240, of Law No. 6,404 of 1976, should the votes corresponding to your shares be attributed to the chosen slate?

[ ] Approve [ ] Reject [ ] Abstain

City:_______________________________________________________________

Date:______________________________________________________________

Signature:__________________________________________________________

Shareholder's Name:__________________________________________________

Phone Number:_____________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.